SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Burning Rock Biotech Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

1 Class A Ordinary Share, par value $0.0002 per Share

(Title of Class of Securities)

G17173 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 15

CUSIP NO. G17173 108	13 G	Page 2 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Venture Fund III, L.P. (“NLVF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

10,542,529 American Depositary Shares (“shares”), except that Northern Light Partners III, L.P. (the “DGP”), the general partner of NLVF III, and Northern Light Venture Capital III, Ltd. (the “UGP”), the general partner of the DGP, may be deemed to have sole power to vote these shares, and Feng Deng (“Deng”), Yan Ke (“Ke”) and Jeffrey D. Lee (“Lee”), the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

10,542,529 shares, except that the DGP, the general partner of NLVF III, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,542,529
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G17173 108	13 G	Page 3 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Strategic Fund III, L.P. (“NLSF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,188,025 shares, except that the DGP, the general partner of NLSF III, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER.

1,188,025 shares, except that the DGP, the general partner of NLSF III, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,188,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	1.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G17173 108	13 G	Page 4 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Partners Fund III, L.P. (“NLPF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

149,691 shares, except that the DGP, the general partner of NLPF III, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER.

149,691 shares, except that the DGP, the general partner of NLPF III, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	149,691
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G17173 108	13 G	Page 5 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Partners III, L.P. (the “DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. The DGP, the general partner of NLVF III, NLSF III and NLPF III, may be deemed to have sole power to vote these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. The DGP, the general partner of each of NLVF III, NLSF III and NLPF III, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,880,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.7%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G17173 108	13 G	Page 6 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Venture Capital III, Ltd. (the “UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. The UGP is the general partner of the DGP, the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have sole power to vote these shares, except the DGP, the general partner of each of NLVF III, NLSF III and NLPF III, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF I, and 149,691 shares are beneficially owned by NLPF III. The UGP is the general partner of the DGP, the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have sole power to dispose of such shares, except the DGP, the general partner of each of NLVF III, NLSF III and NLPF III, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,880,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.7%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G17173 108	13 G	Page 7 of 19

1	NAME OF REPORTING PERSONS Feng Deng (“Deng”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,880,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.7%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G17173 108	13 G	Page 8 of 19

1	NAME OF REPORTING PERSONS Yan Ke (“Ke”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,880,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.7%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G17173 108	13 G	Page 9 of 19

1	NAME OF REPORTING PERSONS Jeffrey D. Lee (“Lee”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

11,880,245 shares, of which 10,542,529 shares are beneficially owned by NLVF III, 1,188,025 shares are beneficially owned by NLSF III, and 149,691 shares are beneficially owned by NLPF III. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF III, NLSF III and NLPF III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,880,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.7%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G17173 108	13 G	Page 10 of 19

ITEM 1(A).	NAME OF ISSUER Burning Rock Biotech Limited

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 601, Building 3, Standard Industrial Unit 2 No. 7 Luoxuan 4th Road, Int’l Bio Island Guangzhou F4 5100005

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by (i) Northern Light Venture Fund III, L.P., a Cayman Islands exempted limited partnership (“NLVF III”); (ii) Northern Light Strategic Fund III, L.P., a Cayman Islands exempted limited partnership (“NLSF III”); (iii) Northern Light Partners Fund III, L.P., a Cayman Islands exempted limited partnership (“NLPF III”); (iv) Northern Light Partners III, L.P., a Cayman Islands exempted limited partnership (the “DGP”); (v) Northern Light Venture Capital III, Ltd., a Cayman Islands exempted company (the “UGP”); (vi) Feng Deng (“Deng”), a citizen of the United States, (vii) Yan Ke (“Ke”), a citizen of the United States, and (viii) Jeffrey D. Lee (“Lee”), a citizen of the United States. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NLVF III, NLSF III and NLPF III are venture capital funds. The DGP is the general partner of each of NLVF III, NLSF III and NLPF III and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer owned by the UGP for the benefit of NLVF III, NLSF III and NLPF III. The UGP is the general partner of the DGP and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer owned by the UGP for the benefit of NLVF III, NLSF III and NLPF III. Deng, Ke and Lee are the directors of the UGP and may be deemed to have shared power to vote and shared power to dispose of the shares owned by the UGP for the benefit of NLVF III, NLSF III and NLPF III.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

Northern Light Venture Capital

Suite 2210 Two Pacific Place

88 Queensway

Admiralty, Hong Kong

ITEM 2(C)	CITIZENSHIP

NLVF III, NLSF III, NLPF III and the DGP are Cayman Islands exempted limited partnerships. The UGP is a Cayman Islands exempted company. Lee, Deng and Ke are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER American Depositary Shares

CUSIP # G17173 108

ITEM 3.	Not Applicable

CUSIP NO. G17173 108	13 G	Page 11 of 19

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of NLVF III, NLSF III, NLPF III and the DGP, and the memorandum and articles of association of the UGP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

CUSIP NO. G17173 108	13 G	Page 12 of 19

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. G17173 108	13 G	Page 13 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Northern Light Venture Capital III, Ltd.

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners III, L.P.

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Venture Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Strategic Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

CUSIP NO. G17173 108	13 G	Page 14 of 19

Northern Light Partners Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

/s/ Feng Deng
Feng Deng

/s/ Yan Ke
Yan Ke

/s/ Jeffrey D. Lee
Jeffrey D. Lee

CUSIP NO. G17173 108	13 G	Page 15 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	18

CUSIP NO. G17173 108	13 G	Page 16 of 19

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the American Depositary Shares of Burning Rock Biotech Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2021

Northern Light Venture Capital III, Ltd.

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners III, L.P.

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Venture Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Strategic Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

CUSIP NO. G17173 108	13 G	Page 17 of 19

Northern Light Partners Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

/s/ Feng Deng
Feng Deng

/s/ Yan Ke
Yan Ke

/s/ Jeffrey D. Lee
Jeffrey D. Lee

CUSIP NO. G17173 108	13 G	Page 18 of 19

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Northern Light Venture Capital III, Ltd. or such other person or entity as is designated in writing by Jeffrey D. Lee (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Jeffrey D. Lee (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 12, 2021

Northern Light Venture Capital III, Ltd.

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners III, L.P.

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

CUSIP NO. G17173 108	13 G	Page 19 of 19

Northern Light Venture Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Strategic Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners Fund III, L.P.

By:	Northern Light Partners III, L.P.,
Its General Partner

By:	Northern Light Venture Capital III, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

/s/ Feng Deng
Feng Deng

/s/ Yan Ke
Yan Ke

/s/ Jeffrey D. Lee
Jeffrey D. Lee